May 14, 2013

Mr. Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

Filed March 22, 2013

File No. 333-180895

Form 20-F for Fiscal Year Ended December 31, 2012

Filed March 19, 2013

File No. 001-32591

Dear Mr. Dobbie:

We have reviewed your letter to us of April 18, 2013 setting forth staff comments on the Seaspan Corporation (“Seaspan” or the “Company”) above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form F-3 and Form 20-F for the fiscal year ended December 31, 2012. This letter responds to the comments in your letter. For your convenience, the responses have been keyed to the comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

General

1. Please note that all comments below on your Form 20-F will need to be fully resolved before we act to declare the registration statement effective.

Response to Comment No. 1:

Seaspan acknowledges your comment.

Management’s Discussion and Analysis, page 45

Cash Flows, page 63

Operating Cash Flows, page 63

2. Please clarify your analysis in regard to how the working capital changes indicated directly affect, in terms of cash, the variance in net cash flow of operating activities.

Note that in regard to operating cash flows, your analysis should focus on factors that directly affect cash, and not merely refer to items changes in line items presented in your balance sheet. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response to Comment No. 2:

The change in working capital as reflected in Seaspan’s financial statements increased from having a negative impact on Seaspan’s operating cash flows of $9.5 million in 2011 to a positive impact of $1.0 million in 2012. This increase of $10.5 million was primarily caused by a reduction in the gross investment in lease due to an increase in the amounts received from four bareboat charters, as Seaspan received payments for a full year in 2012 compared to only the fourth quarter in 2011, when the bareboat charters commenced. Other significant increases in working capital related to cash outflows for payments made for other assets in 2011 that were not repeated in 2012. These changes were partially offset by a decrease in the change in Seaspan’s deferred revenue balances between 2012 and 2011. In 2012, Seaspan’s deferred revenue balance decreased due to the timing of receipt of time charter payments as compared to 2011, when the deferred revenue balance increased significantly due to timing of payments and an increase in the number of vessels under time charter. On January 27, 2012, Seaspan acquired Seaspan Management Services Limited (the “Manager”), with which it had certain outstanding working capital amounts at the acquisition date, which are now eliminated on consolidation. The acquisition of the Manager’s working capital balances are included as part of Seaspan’s investing activities, as they relate to the acquisition of a business. The impact of the acquired company on Seaspan’s operating cash flows in 2012 was limited to changes in these working capital balances since the acquisition date.

Seaspan will include in future filings additional information about how working capital changes affect, in terms of cash, variances in net cash flow of operating activities

Notes to Consolidated Financial Statements, page F-11

Note 3: Acquisition of Seaspan Management Services Limited, Page F-15

3. In regards to your acquisition of Seaspan Management Services Limited, please tell us how you considered guidance in ASC 805-50 concerning transactions between entities under common control. It appears that the combining entities are controlled by the same parties. We note from page 47 of your filing that Seaspan Management Services Limited is controlled by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, your co-chairman, and Gerry Wang, your co-chairman and chief executive officer. We note from pages 81 and 82 of your filing that these individuals appear to control approximately 54.4% of your voting equity. Please be detailed in your response.

Response to Comment No. 3:

Seaspan believes that the combining entities, Seaspan and the Manager, are not controlled by the same parties. Seaspan considered the guidance under FASB ASC 805–50 in conjunction with the guidance under EITF 02-5 as described below.

FASB ASC 805-50 deals with business combinations between entities or businesses under common control.

Control usually is evidenced by a controlling financial interest. As a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity represents control.

EITF 02-5 provides additional guidance on the issue of whether entities are under common control when common majority ownership exists by an individual, family, or a group affiliated in some other manner. In that EITF, the FASB staff noted that the SEC staff indicated that common control exists between, or among, separate entities only in the following situations:

a.	An individual or enterprise holds more than 50% of the voting ownership interest of each entity

On January 27, 2012, the date of acquisition, no individual or enterprise owned more than 50% of the voting ownership interest of Seaspan or the Manager.

Immediately before and after the transaction, the largest individual direct or indirect shareholder of Seaspan was Mr. Dennis R Washington. Immediately before and after the acquisition, Mr. Washington beneficially owned 36.5% and 34.6%, respectively, of Seaspan’s outstanding voting ownership interests, consisting of common shares and Series A preferred shares convertible into common shares.

b.	Immediate family members hold more than 50% of the voting ownership interests of each entity (with no evidence that those family members will vote their shares in any way other than in concert). For this definition, immediate family members include a married couple and their children but not the married couple’s grandchildren.

On January 27, 2012, the date of acquisition, the Washington family (i.e. Dennis R. Washington, his sons Kyle R. Washington and Kevin L. Washington, and affiliated entities), beneficially owned a controlling interest in the Manager (50.05%) and beneficially owned less than 50% of Seaspan’s outstanding voting ownership interests, consisting of common shares and Series A preferred shares convertible into common shares. It should be noted that Kyle R. Washington and Kevin L. Washington are not dependent children of Dennis R. Washington. Prior to the acquisition of the Manager, Dennis R. Washington beneficially owned approximately 36.5% and the trusts established for the sons of Dennis R. Washington beneficially owned approximately 9.9% of Seaspan’s outstanding voting ownership interests. Immediately after the acquisition of the Manager, Dennis R. Washington beneficially owned approximately 34.6% and the trusts established for his sons beneficially owned approximately 12.0% of Seaspan’s outstanding voting ownership interests. Accordingly, even if these parties were considered to be immediate family, the total outstanding voting ownership interests of these parties both immediately prior to and after the acquisition would have been 46.4% and 46.6%, respectively, in each case less than the 50% threshold to represent a controlling financial interest.

c.	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

There were no written agreements related to voting matters between Dennis R. Washington, Kyle R. Washington, Graham Porter and Gerry Wang or between any entities through which any of these individuals controlled voting rights over Seaspan. Accordingly, there is no controlling financial interest by this group.

On the basis of the discussion above, Seaspan concluded that the combining entities were not controlled by the same parties.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

Seaspan Corporation

/s/ Sai W. Chu

Sai W. Chu

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Jason Bower (KPMG LLP)

George Juetten (Audit Committee Chair)